

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

James Crossen
Chief Financial Officer
Acropolis Infrastructure Acquisition Corp.
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Acropolis Infrastructure Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2021**
> **File No. 333-254409**

Dear Mr. Crossen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

Amendment No.1 to Registration Statement on Form S-1

Principal Stockholders, page 124

1.  On page 125 you state that if the private placement warrants are held by holders other than your sponsor or its permitted transferees, the private placement warrants will be redeemable. On page 18 you removed this language. Please tell us if it is an accurate depiction of the private placement terms.

Notes to Financial Statements
7. Stockholder's Equity
Warrants, page F-14

2.       We note that you plan to account for the public and private warrants as equity, and have filed separate warrant agreements for both types of warrants as exhibits 4.4 and 4.5, respectively.  Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants, with particular focus on section 4.4 of each of the warrant agreements.  As part of your analysis, please address whether there are any terms or provisions in the warrant agreements that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

     You may contact Abe Friedman at (202) 551-8298 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Catherine Goodall